WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE EXCHANGE ACT OF 1934



(AMENDMENT NO.          2            )*


NAME OF ISSUER:Chicago Dock & Canal Trust



TITLE OF CLASS
OF SECURITIES: common



CUSIP:         167339100



Check the following box if a fee is being paid with this statement [        ].

(A fee is not required if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment l subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d-7).

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).



                              13G


CUSIP NO.                       167339100


             1 NAME OF REPORTING PERSON
               S.S. OR I.R.S.             United Nations Joint Staff
               ID NO OF ABOVE             Pension Fund
               PERSON

             2 CHECK THE APPROPRIATE      (A)            (B)   XX
               BOX IF A MEMBER OF A
               A GROUP*

             3 SEC USE ONLY


             4 CITIZENSHIP OR PLACE       International Organization
               OF ORGANIZATION



   NUMBER OF   5 SOLE VOTING POWER                                 NA
    SHARES
 BENEFICIALLY  6 SHARED VOTING POWER                               NA
   OWNED BY
     EACH      7 SOLE DISPOSITIVE POWER                            NA
   REPORTING
    PERSON     8 SHARED DISPOSITIVE POWER                          NA
     WITH


9              AGGREGATE AMOUNT BENEFICIALLY OWNED                 NA
               BY EACH REPORTING PERSON


            10 CHECK BOX IF THE AGGREGATE AMOUNT IN
               ROW (9) EXCLUDES CERTAIN SHARES *


            11 PERCENT OF CLASS REPRESENTED BY                     NA
               IN ROW 9


            12 TYPE OF REPORTING PERSON*                           EP




SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE EXCHANGE ACT OF 1934

(AMENDMENT NO.             2         )*

ITEM 1
(a) Name of Issuer                        Chicago Dock & Canal Trust

(b)Address of Issuer's Principal          455 E Illinois - Suite 565
    Executive Offices:                    Chicago, Illinois 60611


ITEM 2
(a) Name of Person Filing                 United Nations Joint Staff
                                          Pension Fund

(b) Address of Principal
     Business Office or, if non residence:United Nations, New York 10017


(c) Citizenship:                          International Organization

(d) Title of Class Securities:            Common

(e) Cusip                                 167339100

ITEM 3
The person filing is:

(a)            Broker or Dealer registered under Section 15 of the Act
(b)            Bank as defined in section 3 (a)(6) of the Act
(c)            Insurance Company as defined in section 3(a)(19) of the Act
(d)            Investment Company registered under section 8 of the Investment
               Company Act.
(e)            Investment Advisor registered under section 203 of the
               Investment Advisors Act of 1940
(f)    X  *    EBP, Pension Fund which is subject to the provisions of the
               Employee Retirement Income Security Act of 1974 or Endowment
               Fund; see 240.13d-1(b) (1) (ii) (F)
(g)            Parent Holding Company, in accordance with 240.13d-1(b) (ii) (G)
(h)            Group, in accordance with 240.13d-1(b) (1) (ii) (H)


               *The United Nations Joint Staff Pension Fund is not subject to the provisions of the Employee Retirement Income Security Act


ITEM 4
OWNERSHIP

(a)            Amount Beneficially Owned:                          NA
(b)            Percent of Class:                                   NA
(c)            Number of shares as to which each
               person has:
               (i) sole power to vote or to direct vote            NA
               (ii) shared power to vote or to direct vot          NA
               (iii) sole power to dispose or to direct
                    disposition of                                 NA
               (iv) shared power to dispose or to
                     direct the disposition of                     NA

ITEM 5
Ownership of Five Percent or Less of a Class                       NA

ITEM 6
Ownership of More Than Five Percent On Behalf of
Another Person
               The United Nations Joint Staff Pension Fund shares the voting
               and dispositive power with respect to                0
               shares with its appointed Investment Advisor, Fiduciary Trust Company, International

ITEM 7
Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company                                                    NA

ITEM 8
Identification and Classification of Members of the Group          NA

ITEM 9
Notice of Dissolution of Group                                     NA

ITEM 10
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with our as a participant in any transaction having such a purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE                                      SIGNATURE

June 9, 1997

                                          F.K Granville

Fiduciary Trust Company International, as agent for the United States Joint Staff Pension Fund a U.N. Organization.